PETROGEN


October 20, 2005


Tracie Towner
United States
Securities and Exchange Commission
100 F Street
Washington, D.C.
20549 - 7010


Re:   File No. 0-25579


Ms. Towner,


FORM 10-KSBA FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Please find attached a hard copy of our amended December 31, 2004 10K reflecting the approved changes after discussions with our Chief Financial Officer, Mr. Brian Fiddler. We will wait for your approval before we re-file the form on EDGAR.



Sincerely,



/s/ SACHA H. SPINDLER
    ______________________
    Sacha H. Spindler, CEO




















      Greenway Plaza, 3200 S.W. Freeway, Suite 3300, Houston, Texas, 77027
       Tel: 713-402-6115 / Fax: 713-552-0022 / Toll Free: 1-888-875-1155 /
                            Email: info@petrogen.net
                            Website: www.petrogen.net